

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 23, 2017

William B. Cyr
Chief Executive Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, NJ 07094

  **Re: Freshpet, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed March 14, 2016
    File No. 1-36729**

Dear Mr. Cyr:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources